CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$3,351,000	$457.08

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated October 26, 2012 (To the Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$3,351,000 AutoCallable Range Accrual Notes due October 30, 2015 Linked to the Performance of the iShares® MSCI Emerging Markets Index Fund Global Medium-Term Notes, Series A, No. E-7582

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Initial Valuation Date:	October 26, 2012

Issue Date:	October 31, 2012

Final Valuation Date*:	October 26, 2015

Maturity Date**:	October 30, 2015, subject to Automatic Early Redemption (as set forth below)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	iShares® MSCI Emerging Markets Index Fund (the “ETF”) (Bloomberg ticker symbol “EEM UP <Equity>”)

Automatic Early Redemption:	If on any of the following Valuation Dates*: January 27, 2014, April 28, 2014, July 28, 2014, October 27, 2014, January 26, 2015, April 27, 2015, and July 27, 2015, the Closing Price of the ETF is greater than or equal to the Initial Price of the ETF, the Notes will be automatically redeemed on the related Interest Payment Date for an amount in cash per Note equal to $1,000 plus the related Interest Payment, if any. In that case, you will not receive any additional Interest Payments following the redemption.

Reference Asset Return:	The performance of the Reference Asset from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price

Buffer Percentage:	20.00%

Downside Leverage Factor:	1.25

Payment at Maturity:

If the Notes are not automatically redeemed prior to maturity, for each $1,000 principal amount Note you will receive a cash payment (subject to our credit risk) on the stated Maturity Date, determined as follows:

•        If the Reference Asset Return is equal to or greater than -20.00%: $1,000 plus any Interest Payment due at maturity.

•        If the Reference Asset Return is less than -20.00%: an amount equal to (a) $1,000 plus (b) $1,000 times the sum of (i) the Reference Asset Return and (ii) the Buffer Percentage times (iii) the Downside Leverage Factor. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return + Buffer Percentage) × 1.25]

You will also receive any Interest Payment due at maturity.

If the Reference Asset declines by more than 20% from the Initial Price to the Final Price, you will lose 1.25% of the principal amount of your Note for every 1% that the Reference Asset Return falls below -20%. As such, you may lose some or all of your principal at maturity if the Reference Asset declines by more than 20%.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Above Barrier Price Rate:	7.50%

Below Barrier Price Rate:	0.00% per annum

Accrual Period:	The three month period from and including the Issue Date to and excluding the first Interest Payment Date, and each successive three month period from and including the preceding Interest Payment Date to but excluding the next Interest Payment Date, except that the final Accrual Period will end on, but exclude, the scheduled Maturity Date.

Accrual Factor:	For any Accrual Period, the number of Scheduled Trading Days in that Accrual Period on which the Closing Price of the Reference Asset is greater than or equal to the Barrier Price, divided by the total number of Scheduled Trading Days in that Accrual Period.

Interest Rate:

For each Accrual Period, the effective interest rate will be equal to the sum of:

(a) the product of (1) the Above Barrier Price Rate and (2) the applicable Accrual Factor; and

(b) the product of (1) the Below Barrier Price Rate and (2) one minus the applicable Accrual Factor.

Interest Payment:	On each quarterly Interest Payment Date, unless previously redeemed, the Notes will pay an interest payment equal to: $1,000 × the effective Interest Rate (as defined above)

Interest Payment Dates***:	Quarterly, three business days following each Valuation Date, except that the final Interest Payment Date shall be the Maturity Date.

Valuation Dates*:	Quarterly, on the 26th day of each January, April, July and October commencing on January 27, 2013 and ending on the Final Valuation Date.

Initial Price:	$41.24, the Closing Price of the Reference Asset on the Initial Valuation Date.

Final Price:	The Closing Price of the Reference Asset on the Final Valuation Date.

Barrier Price:	$32.99, which is 80.00% of the Initial Price, rounded to the nearest cent.

Closing Price:

On any Scheduled Trading Day, the official closing price per share of the ETF on that day as displayed on Bloomberg Professional® service page “EEM UP <Equity>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

In certain circumstances, the Closing Price of the ETF will be based on the alternate calculation of the ETF as described in “Reference Asset—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds” in the accompanying prospectus supplement.

Day Count Convention:	Scheduled Trading Days in Accrual Period/252

Disrupted Day:	Any Scheduled Trading Day on which a market disruption event has occurred.

Scheduled Trading Day:	Any day on which the relevant primary market of the Reference Asset is open for trading for its regular trading session, as determined by the calculation agent in its sole discretion.

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TJR9 / US06741TJR95

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event and as described under “Terms of the Notes—Maturity Date” and “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds Comprised of Equity Securities” in the prospectus supplement.
***	If such day is not a business day, payment will be made on the immediately following business day with the same force and effect as if made on the specified date. No additional interest will accrue as a result of delayed payment.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡	Proceeds to Barclays Bank PLC
Per Note	100%	0.10%	99.90%
Total	$3,351,000.00	$3,351.00	$3,347,649.00

‡

Barclays Capital Inc. will receive commissions from the Issuer equal to 0.10% of the principal amount of the Notes, or $1.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios. These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.

Hypothetical Quarterly Interest Payments per Note

As described above, the Notes may pay a contingent quarterly Interest Payment on each Interest Payment Date at a per annum Interest Rate calculated based on Closing Price, the Above Barrier Price Rate, Below Barrier Price Rate and Accrual Factor. The following illustrates the process by which the Interest Rate and Interest Payment are determined for any such Accrual Period.

For purposes of these examples, we assume that the Notes are not subject to an Automatic Early Redemption (i.e. the Closing Price of the ETF is greater than or equal to the Initial Price on any of the Valuation Dates for which the Automatic Early Redemption provision applies). If the Notes were automatically redeemed on any such Valuation Date, the investor would receive on the related Interest Payment Date an amount in cash per Note equal to $1,000 plus the related Interest Payment, if any. In that case, the investor will not receive any additional Interest Payments following the redemption.

Interest Rate Calculation

Step 1: Calculate the Accrual Factor.

For each Scheduled Trading Day in an Accrual Period, the Closing Price is determined and evaluated relative to the Barrier Price. The amount of interest payable on the Notes for any Accrual Period is dependent on the Accrual Factor. The Accrual Factor for any Accrual Period is a fraction, where the numerator reflects the number of Scheduled Trading Days in that Accrual Period on which the Closing Price is (or is deemed to be) greater than or equal to the Barrier Price, and the denominator reflects the total number of Scheduled Trading Days in that Accrual Period.

Step 2: Calculate the annual Interest Rate for each Accrual Period.

For each Scheduled Trading Day in an Accrual Period on which the Closing Price is (or is deemed to be) greater than or equal to the Barrier Price, the applicable Above Barrier Price Rate will accrue; conversely, for each Schedule Trading Day in a Accrual Period on which the Closing Price is less than the Barrier Price, the applicable Below Barrier Price Rate will accrue.

Stated mathematically, the interest rate per annum for any Accrual Period will be equal to the sum of:

(a) the product of (1) the Above Barrier Price Rate and (2) the applicable Accrual Factor, and

(b) the product of (1) the Below Barrier Price Rate and (2) one minus the applicable Accrual Factor.

With the Above Barrier Price Rate greater than or equal to the Below Barrier Price Rate, the maximum possible per annum Interest Rate for any Accrual Period is the Above Barrier Price Rate of 7.50%, and the actual interest rate per annum for any Accrual Period will decrease in proportion to the number of Scheduled Trading Days in the Accrual Period that the Closing Price is less than the Barrier Price. As a result, the possible per annum Interest Rate for any Accrual Period could potentially be zero. See “Selected Risk Factors—Barrier Price/Interest Payment Risk”.

Step 3: Calculate the Interest Payment amount payable for each Interest Payment Date.

For each Accrual Period, once the Calculation Agent has determined the applicable interest rate per annum, the Calculation Agent will calculate the effective interest rate for the Accrual Period by multiplying the annual interest rate determined for that Accrual Period by the day count convention. The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date. No adjustments to the amount of interest calculated will be made in the event an Interest Payment Date is not a business day.

Additional examples of Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum Interest Rate and Interest Payment amount would be calculated for a given Accrual Period under different Accrual Factor scenarios. These examples assume the Above Barrier Price Rate for the Accrual Period of 7.50 % per annum and the Below Barrier Price Rate of 0.00% per annum. The Notes will have quarterly Interest Payment Dates, and Interest Payments will be calculated using a Scheduled Trading Days/252 day count basis (such that the applicable day count fraction for the quarterly Interest Payment will be: Scheduled Trading Days in Accrual Period/252).

These values and assumptions have been chosen arbitrarily for the purpose of these examples, and should not be taken as indicative of the future performance of the ETF. Numbers in the table below have been rounded for ease of analysis.

Above Barrier Price Rate (per annum)	Number of Scheduled Trading Days in Accrual Period on which the Closing Price is greater than or equal to the Barrier Price	Accrual Factor	Interest Rate (per annum)[1]	Effective Interest Rate[2]	Quarterly Interest Payment (per $1,000 Note) [3]
7.50%	61	100.00%	7.50%	1.815%	$18.15
7.50%	41	67.00%	5.04%	1.22%	$12.20
7.50%	20	32.80%	2.46%	0.60%	$5.95
7.50%	0	0.00%	0.00%	0.00%	$0.00

1.	The interest rate per annum is equal to the sum of (a) the product of (1) the Above Barrier Price Rate and (2) the applicable Accrual Factor, and (b) the product of (1) the Below Barrier Price Rate and (2) one minus the applicable Accrual Factor. For purposes of these examples, the Below Barrier Price Rate is equal to 0.00%. As a result, the interest rate per annum is simply equal to the Above Barrier Price Rate times the applicable Accrual Factor, and no interest will accrue for any Scheduled Trading Days in the Accrual Period on which the Closing Price was less than the Barrier Price.
2.	Effective interest rate equals the interest rate per annum multiplied by the quarterly day count fraction (Scheduled Trading Days in Accrual Period/252).
3.	Interest Payment equals the principal amount times the effective interest rate.

Example 1: If, on every Scheduled Trading Day during the relevant Accrual Period, the Closing Price is greater than or equal to the Barrier Price, the related Accrual Factor would equal 100%, or 1.0. In this case, the Above Barrier Price Rate of 7.50% would accrue for every Scheduled Trading Day in the Accrual Period. As a result, the per annum interest rate for that Accrual Period would be equal to the Above Barrier Price Rate of 7.50%, the maximum per annum interest rate for that Accrual Period, and you would receive an Interest Payment of $18.15 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 7.50% × Scheduled Trading Days in Accrual Period/252) = 1.815%

Interest Payment = $1,000 × 1.815% = $18.15

Example 2: If, on every Scheduled Trading Day during the relevant Accrual Period, the Closing Price is less than the Barrier Price, the related Accrual Factor would equal 0%, or 0.0. In this case, the Below Barrier Price Rate of 0.00% would accrue for every Scheduled Trading Day in the Accrual Period. As a result, the per annum interest rate for that Accrual Period would be equal to 0.00%, and you would receive no Interest Payment on the related quarterly Interest Payment Date (the Interest Payment would be $0).

Example 3: If the Closing Price is greater than or equal to the Barrier Price on 32.80% of the Scheduled Trading Days in the relevant Accrual Period, but less than the Barrier Price on the other 67.20% of the relevant Scheduled Trading Days, the related Accrual Factor would equal 32.80%, or 0.3280. In this case, the Above Barrier Price Rate of 7.50% would accrue for 32.80% of the Scheduled Trading Days in that Accrual Period, while the Below Barrier Price Rate of 0.00% would accrue for the remaining 67.20% Scheduled Trading Days in that Accrual Period. As a result, the per annum interest rate for that Accrual Period would be 2.46%, calculated as follows:

Per Annum Interest Rate = (7.50% × 0.3280) + (0.00% × [1 – 0.3280]) = 2.460%

Based on the per annum interest rate for the relevant Accrual Period determined per the above, you would receive an interest payment of $5.95 per $1,000 principal amount of Notes on the related quarterly Interest Payment Date, calculated as follows:

Effective Interest Rate = 2.46% × (Scheduled Trading Days in Accrual Period/252) = 0.595%

Interest Payment = $1,000 × 0.595% = $5.95

Hypothetical Payment at Maturity Assuming a Range of Performance for the Reference Asset (Excludes any Interest Payment Payable at Maturity)

The following table illustrates the hypothetical payment at maturity on the Notes (excluding any Interest Payment due at maturity, as described above). The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual Payment at Maturity applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The hypothetical payments at maturity set forth assume: the hypothetical Initial Price of $41.24, a Buffer Percentage of 20.00% and the Downside Leverage Factor of 1.25. The hypothetical payments at maturity set forth below do not take into account any tax consequences of investing in the Notes.

Final Price	Reference Asset Return	Payment at Maturity*
82.48	100.00%	$1,000.00
78.36	90.00%	$1,000.00
74.23	80.00%	$1,000.00
70.11	70.00%	$1,000.00
65.98	60.00%	$1,000.00
61.86	50.00%	$1,000.00
57.74	40.00%	$1,000.00
53.61	30.00%	$1,000.00
49.49	20.00%	$1,000.00
45.36	10.00%	$1,000.00
43.30	5.00%	$1,000.00
41.24	0.00%	$1,000.00
39.18	-5.00%	$1,000.00
37.12	-10.00%	$1,000.00
35.05	-15.00%	$1,000.00
32.99	-20.00%	$1,000.00
28.87	-30.00%	875.00
24.74	-40.00%	750.00
20.62	-50.00%	625.00
16.50	-60.00%	500.00
12.37	-70.00%	375.00
8.25	-80.00%	250.00
4.12	-90.00%	125.00
0.00	-100.00%	0.00

*	Per $1,000 principal amount Note (excludes any Interest Payment payable at maturity)

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The price of the ETF increases from an Initial Price of $41.24 to a Final Price of $49.49.

Because the Final Price of $49.49 is equal to or greater than the Initial Price of $41.24, the investor receives a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 2: The price of the ETF decreases from an Initial Price of $41.24 to a Final Price of $37.12.

The Final Price of $37.12 is less than the Initial Price of $41.24 but the Reference Asset Return of -10.00% is equal to or greater than -20.00%, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 3: The price of the ETF decreases from an Initial Price of $41.24 to a Final Price of $28.87.

The Final Price of $29.33 is less than the Initial Price of $41.24 and the Reference Asset Return of -30.00% is less than -20.00%, the investor will receive a Payment at Maturity of $875.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return + Buffer Percentage) × 1.25]

$1,000 + [$1,000 × (-30.00% + 20.00%) × 1.25] = $875.00

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The Final Valuation Date, the Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event with respect to the Reference Asset as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset”; and

•

For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing executory contract with respect to the Reference Asset. If your Notes are so treated, you will likely be taxed on the interest payments on the Notes as ordinary income in accordance with your regular method of accounting for United States federal income tax purposes, and you should generally recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference between the amount you receive at such time (other than amounts attributable to the final interest payment, if any) and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

Any character mismatch arising from your inclusion of ordinary income in respect of the interest payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment obligations rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the interest payments (if any) that are made on the Notes. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Reference Asset that is issued by you to us. You should consult your tax advisor as to the possible consequences of this alternative treatment.

It might also be reasonable to assert that (i) you should not include the interest payments in income as you receive them and instead you should reduce your basis in your Notes by the amount of the interest payments that you receive; (ii) you should not include the interest payments in income as you receive them and instead, upon the sale, redemption or maturity of your Notes, you should recognize short-term capital gain or loss in an amount equal to the difference between (a) the amount of the interest payments to you over the term of the Notes (including the interest payment received at redemption or maturity or the amount of cash that you receive upon a sale that is attributable to the interest payments to be paid on the Notes) and (b) the excess (if any) of (1) the amount you paid for your Notes over (2) the amount of cash you receive upon the sale or at redemption or maturity (excluding the interest payment received at redemption or maturity or the amount of cash that you receive upon a sale that is attributable to the interest payments to be paid on the Notes); or (iii) the interest payment at redemption or maturity should not separately be taken into account as ordinary income but instead should increase the amount of capital gain or decrease the amount of capital loss that you recognize at redemption or maturity.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payment at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

Additionally, the Treasury Department has issued proposed regulations under Section 871 of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty). However, such withholding would potentially apply only to payments made after December 31, 2013. You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the IRS) if such certifications were not received or were not satisfactory. You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise);

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Price; and

In addition to the risks described above, you should consider the following:

•

Barrier Price / Interest Payment Risk—Investing in the Notes is not equivalent to investing in securities directly linked to the ETF or ordinary debt securities which provide for fixed regular payment of interest. Instead, the amount of interest payable on the Notes for any Accrual Period is dependent on whether the Closing Price is greater than or equal to the Barrier Price on the Scheduled Trading Days during a given Accrual Period. For each Scheduled Trading Day in an Accrual Period on which the Closing Price is (or is deemed to be) greater than or equal to the Barrier Price, the Above Barrier Price Rate will accrue; conversely, for each Scheduled Trading Day in an Accrual Period on which the Barrier Price is less than the Barrier Price, the Below Barrier Price Rate will accrue. As a result, with the Above Barrier Price Rate greater than the Below Barrier Price Rate, if the Closing Price is less than the Barrier Price on one or more Scheduled Trading Days during an Accrual Period, then the interest rate for that Accrual Period, and the amount of interest paid on the related Interest Payment Date, will decrease in proportion to the number of Scheduled Trading Days in the Accrual Period that the Closing Price is less than the Barrier Price. Accordingly, in such circumstances you would not receive the maximum possible interest rate for that Accrual Period. If, on every Scheduled Trading Day in an Accrual Period the Closing Price is less than the Barrier Price, then you will receive only the Below Barrier Price Rate for that Accrual Period (and as the Below Barrier Price Rate for that Accrual Period is 0% per annum, you would receive no interest payment on the related Interest Payment Date).

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Limited Protection Only at Maturity and Only to the Extent Afforded by the Buffer Percentage—If the Reference Asset Return is negative, the payment at maturity of the Notes will depend on the extent to which the Final Price declines from the Initial Price. If the Final Price declines from the Initial Price by more than 20.00%, you will lose an amount equal to 1.25% of the principal amount of your Notes for every 1% that the Reference Asset Return falls below -20.00%. As such, your investment in the Notes may result in a significant loss of principal and the principal amount due at maturity may be as low as zero. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

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The Payment at Maturity of Your Notes is Not Based on the Price Per Share of the Reference Asset at Any Time Other than the Closing Price on the Final Valuation Date—The Final Price of the Reference Asset will be based solely on the Closing Price on the Final Valuation Date. Therefore, if the price per share of the Reference Asset drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the price of the Reference Asset prior to such drop.

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Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

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No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of the Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the component stocks of the MSCI Emerging Markets IndexSM (the “Underlying Index”), which is the underlying Index of the ETF, are denominated, although any currency fluctuations could affect the performance of the stocks comprising the Underlying Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

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Non-U.S. Securities Markets Risks—The stocks included in the Underlying Index are issued by foreign companies in foreign securities markets. These stocks may be more volatile and may be subject to different political, market, economic, exchange rate, regulatory and other risks which may have a negative impact on the performance of the financial products linked to the Underlying Index, which may have an adverse effect on the Notes. Also, the public availability of information concerning the issuers of stocks included in the Underlying Index will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of the stocks included in the Underlying Index may be subject to accounting, auditing and financial reporting standards and requirement that differ from those applicable to United States reporting companies.

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Risks associated with Emerging Markets—An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid institutional change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

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Certain Features of Exchange-Traded Funds Will Impact the Value of the Notes—The performance of the ETF does not fully replicate the performance of the Underlying Index, and the ETF may hold securities not included in the Underlying Index. The value of the ETF to which your Notes is linked is subject to:

•	Management risk. This is the risk that the investment strategy for the ETF, the implementation of which is subject to a number of constraints, may not produce the intended results.

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Derivatives risk. The ETF may invest in stock index futures contracts and other derivatives. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the ETF’s losses, and, as a consequence, the losses of your Notes, may be greater than if the ETF invested only in conventional securities.

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The ETF May Underperform the Underlying Index—The performance of the ETF may not replicate the performance of, and may underperform, the Underlying Index. Unlike the Underlying Index, the ETF will reflect transaction costs and fees that will reduce its relative performance. Moreover, it is also possible that the ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the Underlying Index; for example, due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the ETF, differences in trading hours between the ETF and the Underlying Index or due to other circumstances. Because the return on your Notes is linked to the performance of ETF and not the Underlying Index, the return on your securities may be less than that of an alternative investment linked directly to the Underlying Index.

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No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Reference Asset would have.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the interest payments (if any) that you receive on the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes could be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts, contingent notional principal contracts and other derivative contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case (i) increase the likelihood that you will be required to accrue income over the term of an instrument such as the Notes even if you do not receive any payments with respect to the Notes until redemption or maturity and (ii) require you to accrue income in excess of any interest payments received on the Notes. The outcome of this process is uncertain. Any character mismatch arising from your inclusion of ordinary income in respect of the interest payments and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day and the factors set forth above, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;

•	the time to maturity of the Notes;

•	the dividend rate on the Reference Asset;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	supply and demand for the Notes; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION RELATING TO THE ETF

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Exchange-Traded Funds—Reference Asset Investment Company and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, and the Investment Company Act of 1940, as amended, which is commonly referred to as the “40 Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act or the ’40 Act by the company issuing the ETF can be located by reference to the ETF SEC file number specified below.

The summary information below regarding the company issuing the ETF comes from the issuer’s SEC filings. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer. We have not undertaken any independent review or due diligence of the SEC filings of the company issuing the linked share or of any other publicly available information regarding such issuer.

Description of the ETF

We have derived all information contained in this pricing supplement regarding the iShares® MSCI Emerging Markets Index Fund (the “ETF”), including, without limitation, its make-up, method of calculation and changes in its components, from the Prospectus (the “Prospectus”) for the iShares® MSCI Emerging Markets Index Fund dated January 1, 2012 issued by iShares Trust (the “Trust”). Such information reflects the policies of, and is subject to change by, the Trust, and Blackrock Fund Advisors (“BFA”). The ETF is an exchange-traded fund. Shares of the ETF are listed and trade on the NYSE Arca Stock Exchange under the ticker symbol “EEM”. The ETF seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets IndexSM (the “Underlying Index”).

The ETF generally invests at least 90% of assets in the securities of its underlying index and in depositary receipts representing securities in its Underlying Index. The Underlying Index is designed to measure equity market performance in the global emerging markets. As of September 30, 2011, the Underlying Index consisted of the following 21 emerging market indexes: Brazil, Chile, China, Colombia, the Czech Republic, Egypt, Hungary, India, Indonesia, Malaysia, Mexico, Morocco, Peru, the Philippines, Poland, Russia, South Africa, South Korea, Taiwan, Thailand and Turkey. As of September 30, 2011, the Underlying Index was comprised of 825 constituents. Component companies include energy, financial, information technology and materials companies.

Information provided to or filed with the SEC by the ETF pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file number 033-97598 and 811-09102, respectively. Additional information regarding the ETF is available at the iShares® website at http://www.ishares.com. Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus or prospectus supplement. We make have not independently verified the accuracy or completeness of the information contained in outside sources.

BFA, in which Barclays Bank PLC has an ownership interest, serves as an investment adviser to iShares® ETFs. As investment advisor, BFA provides an investment strategy for iShares® ETFs and manages the investment of the assets of iShares® ETFs. BFA has discretion in a number of circumstances to make judgments and take actions in connection with the implementation of its investment strategy, and any such judgments or actions may adversely affect the value of the iShares® ETFs, and consequently, the value of the Notes.

iShares® is a registered mark of BlackRock Institutional Trust Company, N.A. (“BITCNA”). BITCNA has licensed certain trademarks and trade names of BITCNA to Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by BITCNA. BITCNA makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BITCNA has no obligation or liability in connection with the operation, marking, trading or sale of the Notes.

Historical Information

The following table sets forth the historical performance of the ETF based on the daily closing prices from the quarterly period ending on March 30, 2007 through October 26, 2012. The ETF Closing Price on October 26, 2012 was $41.24.

We obtained the historical trading price information below from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical prices of the ETF should not be taken as an indication of future performance, and no assurance can be given as to the ETF Closing Price on any Valuation Date, including the Final Valuation Date. We cannot give you assurance that the performance of the ETF will result in the return of any of your initial investment.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
March 30, 2007	$39.53	$35.03	$38.75
June 29, 2007	$44.42	$38.75	$43.82
September 28, 2007	$50.11	$39.50	$49.78
December 31, 2007	$55.64	$47.27	$50.10
March 30, 2008	$50.37	$42.17	$44.79
June 30, 2008	$51.70	$44.43	$45.19
September 30, 2008	$45.19	$31.33	$34.53
December 31, 2008	$34.53	$18.22	$24.97
March 30, 2009	$27.09	$19.94	$24.81
June 30, 2009	$34.64	$24.81	$32.23
September 30, 2009	$39.29	$30.75	$38.91
December 31, 2009	$42.07	$37.56	$41.50
March 30, 2010	$43.22	$36.83	$42.12
June 30, 2010	$43.98	$36.16	$37.32
September 30, 2010	$44.77	$37.32	$44.77
December 31, 2010	$48.58	$44.77	$47.62
March 30, 2011	$48.69	$44.63	$48.69
June 30, 2011	$50.21	$45.50	$47.60
September 30, 2011	$48.46	$34.95	$35.07
December 30, 2011	$42.80	$34.36	$37.94
March 30, 2012	$44.76	$37.94	$42.94
June 29, 2012	$43.54	$36.68	$39.19
September 28, 2012	$42.37	$37.42	$41.32
October 26, 2012*	$42.29	$40.99	$41.24

*	High, low and Closing Prices are for the period starting October 1, 2012 and ending October 26, 2012.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.